December 13, 2024

Jason Coloma, Ph.D.
Chief Executive Officer
Maze Therapeutics, Inc.
171 Oyster Point Blvd.
Suite 300
South San Francisco, CA 94080

       Re: Maze Therapeutics, Inc.
           Amendment No. 5 to Draft Registration Statement on Form S-1 Submitted December 6, 2024
           CIK 0001842295
Dear Jason Coloma Ph.D.:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form S-1
Prospectus Summary
Our Clinical Pipeline, page 2

1. We note that MZE829 has not yet initiated its Phase 2 trial. Please explain why the arrow in the pipeline table extends into the column for Phase 2.
Business
MZE829 Phase 1 results, page 129

2. Please provide information in relation to the number 1 superscript in Figure 11, or
 December 13, 2024
Page 2

      remove.
       Please contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Suzanne Hayes at 202-551-
3675 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Amanda Rose